EXHIBIT 12.1

	Three Months
	Ended June 30,	Fiscal Year Ended March 31,
	2018	2018	2017	2016	2015
Earnings: (1)
Earnings before income taxes	85,021	271,962	294,519	219,252	252,927
Add: Fixed charges	7,469	30,986	24,697	18,539	16,631
Add: Amortization of capitalized interest and FIN 48 Interest	134	536	536	536	(3,311)
Add: Cash distributions from equity method investments	9,500	31,500	43,250	37,250	40,375
Subtract: Income from equity method investments	(9,251)	(43,419)	(42,386)	(39,083)	(44,967)
Total Earnings	92,873	291,565	320,616	236,494	261,655

Fixed Charges: (2)
Interest expense	6,632	27,638	22,631	16,583	17,646
Interest component of rent expense	837	3,348	2,066	1,959	1,041
Total Fixed Charges	7,469	30,986	24,697	18,539	16,631

Ratio of Earnings to Fixed Charges	12.4x	10.3x	13.0x	12.8x	15.7x

(1)			Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)

Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.